January 23, 2013

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Vince DiStefano, Esq.

VIA EDGAR

Re:	Registrants:	Natixis Funds Trust I, Loomis Sayles Funds I and Loomis Sayles Funds II
	File No.:	811-04323, 811-08282 and 811-06241
	Filing Type:	Form N-1A

Dear Mr. DiStefano:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on January 11, 2013 regarding the post-effective amendment to the Natixis Funds Trust I, Loomis Sayles Funds I and Loomis Sayles Funds II (the “Registrants”) registration statements on Form N-1A, which were filed with the Commission on November 29, 2012 (the “Registration Statements”). For your convenience, we have summarized each comment below, followed by the Registrants’ response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrants in the Registration Statements.

References to page numbers are to the revised prospectuses and statements of additional information (the “SAIs”). Please note that the Registration Statements are scheduled to become effective automatically on February 1, 2013.

Loomis Sayles Core Plus Bond Fund

1.	Comment. In the first paragraph of the “Principal Investment Strategies” section in the summary section of the prospectus, please update the date for the Barclays U.S. Aggregate Bond Index effective duration to a more recent date since the current measurement provided is “as of December 31, 2011.” Please also make this change in the “Principal Investment Strategies section under “More Information About the Funds”

Response.        In response to this comment, the effective duration of the Barclays U.S. Aggregate Bond Index has been provided as of December 31, 2012.

2.	Comment. Please explain the term “certain non-benchmark sectors,” which is included in the sub-section “Principal Investment Strategies” in the summary section of the prospectus.

Response.        The term “certain non-benchmark sectors” primarily refers to below-investment grade fixed-income investments and non-U.S. dollar-denominated securities, both of which are included as principal investment strategies in the summary section of the prospectus. In response to the comment, the indicated language has been revised to read as follows: “The primary factors for broad sector positioning are the Adviser’s expected performance of sectors in the benchmark and the incremental performance or diversification benefits the Fund’s portfolio managers anticipate from opportunistic allocations to securities that are not included in the Fund’s benchmark ~~certain non-benchmark sectors~~.”

3.	Comment. With regard to the average annual total returns table, please explain why the Barclays U.S. Aggregate Bond Index is considered the appropriate index for this Fund.

Response.         The Registrants consider the Barclays U.S. Aggregate Bond Index to be an appropriate measure against which to compare the Fund’s performance consistent with the requirements of Form N-1A, Item 27(b)(7), Instruction 5 because it is a broad-based index that includes bonds from the U.S. Treasury, government-related securities, corporate securities, mortgage-backed securities, asset-backed securities and collateralized mortgage-backed securities sectors, which the Fund expects to be appropriately representative of the Fund’s holdings. The Registrants further note that many other funds with similar strategies use this benchmark as the index against which they measure their performance.

Loomis Sayles Strategic Income Fund

4.	Comment. Please consider adding “Preferred Stock Risk” as a Principal Risk in the summary section of the prospectus since it is discussed in the “Principal Investment Strategies” section.

Response.        In response to this comment, the Registrants have revised the “Equity Securities Risk” in the section “Principal Risks” in the summary section of the prospectus to read as follows: “Equity Securities Risk: The value of the Fund’s investments in equity securities could be subject to unpredictable declines in the value of individual securities and periods of below-average performance in individual securities or in the equity market as a whole. In the event an issuer is liquidated or declares bankruptcy, the claims of owners of the issuer’s bonds ~~and preferred stock~~ generally take precedence over the claims of those who own preferred stock or common stock.”

Loomis Sayles Growth Fund

5.	Comment. Please explain why “Small Capitalization Risk” is listed in the Principal Risks in the summary section of the prospectus since investing in large capitalization companies is listed as a principal investment strategy. Consider adding small capitalization companies to the “Principal Investment Strategies” section.

Response.        The Registrants respectfully submit that, following a comment from the Staff on January 25, 2010 to Loomis Sayles Mid Cap Growth Fund and Loomis Sayles Value Fund requesting that the Funds include Small Capitalization Risk, the Registrants have been including such risk disclosure for any fund that may invest in companies of any size, even if the fund intends to focus on an investment size other than small capitalization.

Loomis Sayles Mid Cap Growth Fund

6.	Comment. In the first paragraph of the “Principal Investment Strategies” section in the summary section of the prospectus, please confirm that the values for the market capitalization range of the Russell Midcap Growth Index are as of the most recent reconstitution date.

Response.        In response to this comment, the Registrants have changed the range to as of December 31, 2012, which is after the most recent reconstitution date of June 22, 2012.

7.	Comment. Please explain why “Small Capitalization Risk” is listed in the Principal Risks in the summary section of the prospectus since investing in mid-capitalization companies is listed as a principal investment strategy. Consider adding Mid Cap Risk to the “Principal Risks” section.

Response.        Please see the response to comment 5 above. Additionally, the Registrants respectfully submit that the following sentence, included at the end of the “Small Capitalization Risk,” explains the additional risks of investing in medium-sized market capitalization companies over large-sized market capitalization companies: “Companies with medium-sized market capitalizations may have risks similar to those of smaller companies.”

8.	Comment. Please consider adding disclosure regarding the risk of investing in initial public offerings (“IPOs”) to the “Principal Risks” section in the summary section of the prospectus, as IPOs are mentioned in the “Principal Investment Strategies” section of the prospectus.

Response.        The Registrants respectfully submit that the following disclosure, which is included in “Equity Securities Risk” in the Principal Risks in the summary section of the prospectus, adequately describes the principal risks of investing in IPOs: “Securities issued in IPOs tend to involve greater market risk than other equity securities due, in part, to public perception and the lack of publicly available information and trading history.”

Loomis Sayles Value Fund

9.	Comment. Please explain why “Small Capitalization Risk” is listed in the Principal Risks in the summary section of the prospectus, as it is not listed as a principal investment strategy.

Response.        Please see the response to comment 5 above.

10.	Comment. Given that the Fund is named “Value Fund,” please consider adding “Value Stock Risk” as a Principal Risk in the summary section of the prospectus. Currently, value stock risk is described under “Equity Securities Risk” in the Principal Risk section.

Response.        As noted in the comment, “Equity Securities Risk” includes disclosure about the risks of value stocks. The Registrants respectfully submit that creating a new separate risk for “Value Stock Risk” would not result in a corresponding benefit to investors, given that “Value Stock Risk” is specific to equity securities and should be understood in the general context of risks of equity securities.

Loomis Sayles Bond Fund

11.	Comment. In the first footnote under the Annual Fund Operating Expense table in the summary section of the prospectus, please specify which type of pooled investment vehicles apply.

Response.        In response to this comment, the Registrants have revised the disclosure as follows: “The expense information shown in the table above may differ from the expense information disclosed in the Fund’s financial highlights table because the financial highlights table reflects the operating expenses of the Fund and does not include acquired fund fees and expenses ~~(expenses indirectly borne by the Fund through investments in certain pooled investment vehicles)~~.

12.	Comment. Please explain why the Fund’s Annual Fund Operating Expense table does not include a line item for “Acquired Fund Fees and Expenses?”

Response.        The Registrants respectfully submit that the fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds do not exceed 0.01 percent (one basis point) of the average net assets of the Fund. In accordance with Instruction 3(f)(i) of Item 3 of Form N-1A, the Fund has included these fees and expenses (if any) under the sub-caption “Other Expenses” in lieu of including a separate line item in the table.

13.	Comment. The opening sentence in the “Principal Investment Strategies” section in the summary section of the prospectus states that the Fund will invest at least 80% of its net assets in fixed-income securities. Please consider replacing “fixed-income securities” with “bonds” and then describe the types of bonds that are applicable in the parenthetical that immediately follows.

Response.        Commission guidance provides that an investment company may include investments in its “80% basket” if they have economic characteristics similar to the investments indicated by the investment company’s name. (See Investment Company Names, SEC Rel. No. IC-24828 (Jan. 17, 2001) at n.13 (the “Adopting Release.”) The Registrants believe that the fixed-income securities in which the Fund invests have economic characteristics similar to those of bonds and that it is, therefore, appropriate to identify them in describing the 80% tests. In response to a similar comment in the past, the Fund changed its disclosure to make this clearer, so that it now states in relevant part as follows: “. . . in fixed-income securities (for example, bonds and other investments that Loomis Sayles believes have similar economic characteristics, such as notes, debentures and loans).” Furthermore, the Registrants also note that the Fund has described its 80% test by reference to fixed-income securities for many years without objection, and the Registrants believe it would be disruptive and unhelpful to investors to make further changes to the description at this time.

Loomis Sayles Global Bond Fund

14.	Comment. In connection with the name of the Fund, please describe which type of test is used to ensure the Fund invests in a global manner (e.g., percentage invested outside the United States, number of countries in the world in which the Fund holds investments).

Response.        The Registrants have carefully considered the Staff’s comment. The Registrants respectfully submit that the use of the term “global” in the Fund’s name does not require the Fund to establish a percentage-based test or a test tied to a threshold number of countries. The Fund’s current disclosure is consistent with existing Commission guidance, which states that the Commission would expect that funds with “global” in their name invest in assets “that are tied economically to a number of countries throughout the world.” Adopting Release at n.42. The Commission has never deemed the term “global” to be subject to Section 35(d) or Rule 35d-l and expressly made a statement to that effect in the Rule’s adopting release.1 See id.

The Registrants believe that the Fund’s current disclosure indicating that the Fund “will invest primarily in investment-grade fixed-income securities worldwide” is consistent with Commission guidance and adequately demonstrates that the Fund will be, and is, invested in a number of different countries throughout the world under normal market conditions. Additionally, the Fund continues to invest in a global manner in that as of December 31, 2012, the Fund had exposure to non-U.S. issuers of 72%.

Loomis Sayles Small Cap Growth Fund

15.	Comment. In the “Example” paragraph in the summary section of the prospectus, please explain why only the Retail Class is addressed in the sentence, “The example for Retail Class shares is based on the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement for the first year and on the Total Annual Fund Operating Expenses for the remaining years.”

Response.        The Registrants respectfully submit that the Retail Class was the only class that had any fees waived for the fiscal year as the expenses for the Institutional Class and Class N shares fell below the fee waiver/expense reimbursement, as shown in the “Annual Fund Operating Expense Table” immediately above the “Example” paragraph. Accordingly, as this fee waiver/expense reimbursement is in place through January 31, 2014, the fee waiver/expense reimbursement was included for the Retail Class shares only.

16.	Comment. Please explain the term “other equity-like securities” that is mentioned in the first paragraph of the “Principal Investment Strategies” section in the summary section of the prospectus. There is no need to revise disclosure, an explanation in the response letter is sufficient.

1 The Commission stated in the Adopting Release that “[t]he terms ‘international’ and ‘global,’ . . . connote diversification among investments in a number of different countries throughout the world, and ‘international’ and ‘global’ funds will not be subject to the rule.” Adopting Release at n.42.

Response. The Registrants note that American depositary receipts, master limited partnerships and exchange-traded funds are examples of “other equity-like securities.”

17.	Comment. In the first paragraph of the “Principal Investment Strategies” section in the summary section of the prospectus, please confirm that the only convertible securities considered as part of the “80% of net assets” in which the Fund may invest are those that are immediately convertible into equity.

Response. The Registrants so confirm.

18.	Comment. The last sentence in the “Principal Investment Strategies” section in the summary section of the prospectus states that the Fund may engage in “foreign currency transactions, options (for hedging and investment purposes).” Are these principal strategies? Are these investments used for hedging or investment purposes?

Response. In response to this comment, the Registrants confirm that both investment strategies are principal investment strategies that may be used for hedging and investment purposes. Accordingly, the Registrants have revised the above disclosure as follows: “The Fund may engage, for hedging and investment purposes, in foreign currency transactions, options ~~(for hedging and investment purposes)~~ and futures transactions.”

19.	Comment. “Emerging Markets Risk” is included in the Principal Risks section in the summary section of the prospectus. Is investing in emerging markets a principal investment strategy of the Fund? If so, please include appropriate strategy disclosure.

Response.        The Registrants confirm that investing in emerging markets is a principal investment strategy of the Fund and respectfully direct the Staff to the following disclosure that is included in the “Principal Investment Strategies” section of the summary section of the prospectus: “The Fund may invest any portion of its assets in securities of Canadian issuers and up to 20% of its assets in other foreign securities, including emerging markets securities.”

20.	Comment. Please consider adding a growth-related risk as a Principal Risk in the summary section of the prospectus in connection with the name of the Fund.

Response. The Registrants respectfully submit that “Equity Securities Risk” includes disclosure about the risks of growth stocks and that creating a new separate risk for “Growth Stock Risk” would not result in a corresponding benefit to investors, given that “Growth Stock Risk” is specific to equity securities, and should be understood in the general context of risks of equity securities.

21.	Comment. Are any of the strategies that are mentioned in the “Principal Investment Strategies” under “More Information About Investment Strategies” in the prospectus actually non-principal strategies?

Response. The Registrants confirm that the strategies included in the “Principal Investment Strategies” section under “More Information About Investment Strategies” are principal investment strategies.

Loomis Sayles Small Cap Value Fund

22.	Comment. Please consider adding a value-related risk as a Principal Risk in the summary section of the prospectus in connection with the name of the Fund.

Response. Please see the response to comment 10 above.

23.	Comment. In the “More About Risk” section of the prospectus please consider revising the Leverage Risk disclosure to state that “the Fund could lose more money than it otherwise would.”

Response. In response to this comment, the Registrants have revised the Leverage Risk disclosure as follows: “When a Fund borrows money or otherwise leverages its portfolio, the value of an investment in the Fund will be more volatile, and all other risks are generally compounded. Funds face this risk if they create leverage by using investments such as reverse repurchase agreements, inverse floating-rate instruments or derivatives, or by borrowing money. The use of leverage may lead to losses that are greater than if the Fund had not used leverage.”

All Funds: Prospectuses

24.	Comment. Footnote 1 under the section “Fund Fees & Expenses” in each summary section of the prospectuses states that the “undertaking is in effect through January 31, 2014.” Please clarify whether or not this includes fee waivers until January 31, 2014.

Response. The Registrants confirm that the fee waivers extend through January 31, 2014 and have inserted the fee waiver amounts into Footnote 1.

25.	Comment. For Annual Operating Expense tables that contain the footnote, “Other expenses are estimated for the current fiscal year,” shouldn’t actual figures rather than estimates be provided since the Fund is not new (only Class N is new)?

Response. In response to this comment, the Registrants have revised the footnote disclosure to read as follows: “Other expenses for Class N shares are estimated for the current fiscal year.”

26.

Comment.        “Derivatives Risk” is disclosed as a principal risk of investing in the Funds. If investing in derivative securities is a principal investment strategy of a Fund, please add disclosure to the “Principal Investment Strategies” subsection of the summary section of the prospectus describing the Fund’s use of derivative securities.

Response.        The Registrants respectfully submit that each Fund may invest principally in the specific derivatives listed in each Fund’s summary prospectus and has tailored each Fund’s risk disclosure accordingly in response to past comments from the Staff. Additionally, the Registrants have reviewed the July 30, 2010 letter the Staff sent to the Investment Company Institute regarding derivatives-related disclosures by investment companies and the derivatives disclosures in the Registration Statements are consistent with the Staff’s position set out in the July ICI Letter.

27.	Comment. In the sub-section “Principal Investment Strategies” in each summary section of the prospectuses, please explain each Fund’s sell discipline. Consider moving the sell discipline disclosure that is located in the “Principal Investment Strategies” section in each statutory prospectus to each Fund’s respective summary section of the prospectuses.

Response. The Registrants confirm that each Fund’s sell discipline disclosure in the statutory prospectuses is in each Fund’s respective summary section of the prospectuses also.

28.	Comment. Do any of the Funds have an investment strategy regarding maturity or duration? If so, are there particular targets?

Response.        The Registrants confirm that the Funds do not have investment strategies regarding maturity or duration other than those already included in the prospectuses (e.g., Loomis Sayles Core Plus Bond includes in the summary section of its prospectus a duration target of +/- 2 years relative to the Barclays U.S. Aggregate Bond Index).

29.	Comment. For Funds that invest assets in securities of Canadian issuers or in obligations of supranational entities (as stated within the “Principal Investment Strategies” section), are there any unique risk factors that warrant mention as a result of investing in these?

Response. In response to this comment, the Registrants have added the following disclosure to the “Investment Strategies and Risks” section of the Funds’ SAIs:

Canadian Investments

The Funds may invest in securities of Canadian issuers to a significant extent. The Canadian and U.S. economies are closely integrated, and U.S. market conditions, including consumer spending, can have a significant impact on the Canadian economy such that an investment in Canadian securities may not have the same diversifying affect as investments in other countries. In addition, Canada is a major producer of commodities, such as forest products, metals, agricultural products and energy-related products like oil, gas and hydroelectricity. As a result, the Canadian economy is very dependent on the demand for, and supply and price of, natural resources and the Canadian market is relatively concentrated in issuers involved in the production and distribution of natural resources. Canada’s economic growth may be significantly affected by fluctuations in currency and global demand for such commodities. Investments in Canadian securities may be in Canadian dollars; see the section “Foreign Currency Transactions” for more information.

In addition, the Registrants have replaced the existing disclosure in the Funds’ SAIs under “Supranational Entities” with the following:

The Funds may invest in securities issued by supranational entities, such as the International Bank for Reconstruction and Development (commonly called the “World Bank”), the Asian Development Bank and the Inter-American Development Bank. The governmental members of these supranational entities are “stockholders” that typically make capital contributions to support or promote such entities’ economic reconstruction or development activities and may be committed to make additional capital contributions if the entity is unable to repay its borrowings. A supranational entity’s lending activities may be limited to a percentage of its total capital, reserves and net income. There can be no assurance that the constituent governments will be able or willing to honor their commitments to those entities, with the result that the entity may be unable to pay interest or repay principal on its debt securities, and a Fund may lose money on such investments. Obligations of supranational entities that are denominated in foreign currencies will also be subject to the risks associated with investments in foreign currencies, as described in the section “Foreign Securities” and “Foreign Currency Transactions.”

30.	Comment. For any Funds that address Frequent Trading within the “Principal Investment Strategies” section, disclosure should be added to the Principal Risks section regarding Active and Frequent Trading.

Response.        The Registrants respectfully submit that if a Fund may engage in active and frequent trading of portfolio securities, disclosure concerning such trading is included in either the “Principal Investment Strategies” section of the summary prospectus (see such section in relation to Loomis Sayles Mid Cap Growth Fund, which states, “The Fund may engage in active and frequent trading of securities. Frequent trading may produce high transaction costs and a high level of taxable capital gains, which may lower the Fund’s return.”) or in the “More Information about Investment Strategies” in the statutory prospectus of such Fund (see such section in the Loomis Sayles Small Cap Growth Fund prospectus, which states “Frequent Trading The Fund may also engage in active and frequent trading of securities. Frequent trading may produce a high level of taxable gains, as well as increased trading costs, which may lower the Fund’s return.”) The Registrants respectfully submit that, pursuant to instruction 7 to Item 9(b)(1) of Form N-1A, it is appropriate to include such information regarding the potential impact of active and frequent trading in these sections rather than in the Principal Risk section.

31.

Comment.        In the “Tax Consequences” section of the prospectus, in light of new legislation, please consider updating the statement “the long-term capital gain rate reduction and the special tax treatment of qualified dividend income will expire for taxable years beginning on or after January 1, 2013, unless Congress enacts legislation providing otherwise.”

Response.        In response to this comment, the Registrants have deleted the sentence referenced above and revised other existing disclosure in this section to reflect the changes in law that occurred after the 485(a) filings.

32.	Comment. The sentence in the fourth bullet under “Class A Shares” sub-section within the section “Choosing a Share Class” in the prospectus states that “you may pay a charge on redemptions if you redeem these shares within 18 months of purchase.” Wouldn’t a shareholder always pay a charge on redemptions redeemed within 18 months? Please consider changing the word “may.”

Response.        In response to this comment, the Registrants respectfully submit that there are some relatively rare circumstances in which a shareholder would not be charged a redemption fee when redeeming in the above scenario, and accordingly, have left the above disclosure unchanged.

33.	Comment. In the “Financial Highlights” tables, please correct the formatting so that the years are listed across the top of the table and the categories are listed down the side of the table. Additionally, the Financial Highlights are incomplete and are missing the portfolio turnover information.

Response. The Registrants respectfully submit that changing the formatting of the “Financial Highlights” tables in this year’s annual update to the Funds’ Registration Statements would result in significant costs to the Funds without any corresponding benefits to investors. However, the Registrants expect to implement a new content management software program for the Funds this summer, which may allow the Registrants to then change the “Financial Highlights” tables as described for the next annual update without significant costs to the Funds (and the investors). In addition, the Registrants confirm that they have completed the tables, including the addition of portfolio turnover information.

All Funds: SAIs

34.	Comment. Please consider incorporating the language describing Derivative Instruments found under “Types of Practices” into the prospectus as it is a good model of disclosure.

Response. In response to this comment, the Registrants have revised the disclosure under “Derivatives Risk” in the statutory prospectus for each Fund to include the following sentence as the new first sentence in each such risk: “As described herein and in the SAI, the use of derivatives involves special risks.” Additionally, at the end of such risk disclosure, we have added the following sentence: “When used, derivatives may increase the amount and affect the timing and character of taxes payable by shareholders.”

35.

Comment.        Please consider rephrasing the sentence in the first paragraph under “Risk of Potential Government Regulation of Derivatives” that reads “It is possible that legislative and regulatory activity could potentially limit or completely restrict the ability of a Fund to use these instruments as a part of its investment strategy, increase the costs of using these instruments or make them less effective.” Please consider deleting “potentially.”

Response. In response to this comment, the Registrants have made the suggested deletion.

36.	Comment. Please revise the disclosure within the section “Other Derivatives; Future Developments” in light of the fact that on December 12, 2012, the U.S. District Court for the District of Columbia ruled in favor of the CFTC.

Response. The Registrants respectfully submit that, in light of the expedited review of the appeal, the current disclosure, which reads as follows, remains appropriate: “In addition, the amendments are currently subject of a pending legal challenge seeking to invalidate the CFTC’s rulemaking. The outcome of the suit, and any resulting effect on the Funds, is uncertain at this time.”

37.

Comment.        When a Fund does engage in total return swaps, please be advised of the segregation and asset coverage practices as described in Investment Company Act Release No. 10666 (April 18, 1979) and Investment Company Act Release No. 29776

(August 31, 2011), respectively. Additionally, please be advised that the Staff is looking at practices related to derivatives and guidance may be forthcoming.

Response. The Registrants respectfully confirm that they have reviewed such Releases and will continue to consider the same when engaging in such practices. Additionally, the Registrants confirm that they will review the forthcoming guidance when determining their practices after such guidance becomes available.

In connection with the above-referenced filing, we acknowledge that:

¡	The Registrants are responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;
¡

Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

¡	The Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filings or in response to the Division of Investment Management’s comments on the filings.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete

John M. DelPrete

Assistant Secretary

Natixis Funds Trust I, Loomis Sayles Funds I and Loomis Sayles Funds II

cc:	Russell L. Kane, Esq.

Michael G. Doherty, Esq.

John M. Loder, Esq.